UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 6)
TDC A/S
(Name of Subject Company)
TDC A/S
(Names of Persons Filing Statement)
Ordinary Shares, DKK 5 par value per share
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half of one ordinary share, DKK 5 par value per share
(Title of Class of Securities)
87236N102 (American Depositary Shares)
(CUSIP Number of Class of Securities)
Gitte Forsberg
Nørregade 21
DK-0900 Copenhagen C
Denmark
+45-33-43-7777
With a copy to:
John A. Healy
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
     TDC A/S’s Schedule 14D-9 is hereby amended and supplemented to include the information attached hereto as Exhibit (a)(17).
Item 9. Exhibits.

(a)(17)	Letter to certain holders of TDC A/S shares.

SIGNATURE
     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

TDC A/S
By:	/s/ Henning Dyremose
	Name:	Henning Dyremose
	Title:	President and CEO

By:	/s/ Hans Munk Nielsen
	Name:	Hans Munk Nielsen
	Title:	Senior Executive Vice President and CFO

Date: January 17, 2006